UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of   October 2011

File No.   000-53117

CLIFTON STAR RESOURCES INC.

(Name of Registrant)

470 Granville Street, #836, Vancouver, British Columbia, Canada V6C 1V5

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F __X__

FORM 40-F  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Clifton Star Resources Inc.

(Registrant)

Dated: November 7, 2011	By: /s/ "Philip Nolan" Philip Nolan, Director

Exhibit Index:

99.1

Notice of Meeting

99.2

News Release dated October 28, 2011